[ROULSTON RESEARCH LETTERHEAD]





[Name]
[Company]
[Address]

         Subject:  Roulston Funds - Selected Dealer Agreement

Dear ___________:

         Please be advised that as of October 25, 2001, Roulston & Company, Inc., the parent corporation of Roulston Research Corp., will undergo a change of control that will result in the "assignment" (as defined in the Investment Company Act of 1940) of the Selected Dealer Agreement between ________________ and Roulston Research Corp. dated _____________ (the "Agreement"). Such assignment on October 25, 2001 will cause the automatic termination of the Agreement.

         In order for Roulston Research Corp. to be able to continue to compensate ____________ for its services under the Agreement after October 25, 2001, Roulston Research Corp. proposes to ______________ that each party agree to continue to be bound by the terms and conditions of the Agreement as if the Agreement had not been assigned. If ______________ agrees to so continue to be bound by the current terms and conditions of the Agreement, please sign each copy of this letter as set forth below, retain one copy for your files and return one copy to us to acknowledge your agreement to continue to be bound by the terms and conditions of the Agreement.

         Please do not hesitate to call _________________ with any questions you may have.

                                      Sincerely,

                                     ROULSTON RESEARCH CORP.


                                   By ______________________, __________
                                     (Name)                        (Title)

         ______________________ hereby agrees to continue to be bound by the terms and conditions of the Agreement effective October 25, 2001, as if the Agreement had not been assigned.

                    -----------------------------------

    __________________, 2001        By ______________________, __________
                                     (Name)                        (Title)